OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

November 12, 2015

Via Electronic Transmission

Ms. Alison White, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Ms. White:

Thank you for your comments, provided by phone on November 6, 2015, to the amended registration statement on Form N-1A (the “Registration Statement”) for Oppenheimer Small Cap Value Fund (the “Registrant” or the “Fund”) filed on October 27, 2015. We have included each of your comments in italics below, followed by our response. Comments (and their respective comment numbers) referred to below correspond to those provided in your September 30, 2015 comment letter (the “Comment Letter”), which were addressed initially in the Fund’s October 27, 2015 response letter (the “Response Letter”). Our responses are below. For your convenience, we have included each of your comments in italics below, followed by our response.

Expense Example, page 3

1.	Please clarify in the introductory paragraph prior to the expense Example table whether applicable fee waivers and/or expense reimbursements are reflected in the examples through the expiration of such waivers and/or expense reimbursements.

The introductory paragraph has been revised to add the following disclosure: “Any applicable fee waivers and/or expense reimbursements are reflected in the Example for the period during which such fee waivers and/or expense reimbursements are in effect.”

Principal Investment Strategies, pages 3-4

2.	In light of the statement that the Fund may invest “in any country, including developing and emerging market countries” in the section titled “Principal Investment Strategies,” please add principal risk disclosure regarding investments in foreign and developing and emerging market countries.

The disclosure regarding the Fund’s purchase of securities of issuers in any country, including developing and emerging market countries, has been deleted from the Principal Investment Strategies section.

Other Investment Strategies and Risks, pages 7-12

3.	We re-issue Comment #6 and ask that you revise your disclosure to reflect the SEC’s current position regarding the applicability of the Fund’s concentration limits to securities issued by investment companies. Further, we ask that you revise your disclosure to reflect the SEC’s position that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether it is in compliance with its own concentration policies.

We have added the following disclosure to the section in the Fund’s prospectus (the “Prospectus”) titled “Diversification and Concentration,” and to the section in the Fund’s Statement of Additional Information (the “SAI”) titled “Non-Fundamental Restrictions”: “The Fund will consider, to the extent practicable, the concentration of the portfolio securities of any underlying investment companies in which it may invest when determining compliance with its concentration policy.”

We have also revised the Prospectus and SAI disclosure with respect to the SEC’s position regarding concentration limits and securities issued by investment companies as follows: “The Securities and Exchange Commission has taken the position that investment of more than 25% of a fund’s total assets in issuers in the same industry constitutes concentration in that industry. That limit does not apply to securities issued or guaranteed by the U.S. government or its agencies and instrumentalities; securities issued by any one foreign government are considered to be part of a single “industry.””

4.	We re-issue Comment #10, and ask you to either revise your statement that the Fund may have a portfolio turnover rate of over 100%, or to please include “High Portfolio Turnover” as a principal risk of investing in the Fund.

The statement that the Fund may have a portfolio turnover rate of over 100% has been removed.

Statement of Additional Information

5.	Please identify the changes made to the SAI in Pre-Effective Amendment No. 1 as compared to the Fund’s initial Registration Statement.

We have separately provided, via e-mail, a redlined comparison document showing the changes made to the SAI in Pre-Effective Amendment No. 1.

* * * * *

The Fund hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to:

Taylor V. Edwards
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ Carolyn Liu-Hartman

Carolyn Liu-Hartman
Vice President & Assistant Counsel

cc:	Arthur S. Gabinet, Esq.
Cynthia Lo Bessette, Esq.
Ed Gizzi, Esq.
Kramer Levin Naftalis & Frankel LLP